CONSENT OF NEAL RIGBY

I consent to the inclusion in this registration statement on Form 40-F of NovaCopper Inc., which is being filed with the United States Securities and Exchange Commission, of references to my name and to the use of “NI 43-101 Preliminary Economic Assessment, Ambler Project” dated May 9, 2011.

DATED:	March 1, 2012

/s/ Neal Rigby
Name: Neal Rigby